

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Rik Willard
Chief Executive Officer
Bubblr Inc.
21 West 46th Street
New York, NY 10036

> **Re: Bubblr Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 8, 2022**
> **File No. 333-262680**

Dear Mr. Willard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Cover Page

1.   You disclose that GHS Investments, LLC and Proactive Capital Partners LP are offering for resale "up to 6,000,000 shares of Common Stock issuable upon conversion of the Company's Series C Preferred Stock ('Series C Preferred') and Warrants that these selling shareholders may acquire pursuant to the terms and conditions of Securities Purchase Agreements that we entered into with GHS and Proactive (the 'Purchase Agreement'), as well as Warrants to purchase Common Stock." Please clarify what is being registered. For example, disclose how many shares are issuable upon conversion of the Series C Preferred Stock and how many shares are issuable upon exercise of the Warrants. Explain to us how you arrived at these numbers. Also explain whether you are registering shares underlying Series C Preferred Stock or Warrants that have not yet been issued. In this

regard, we note that only the Initial Closing under the Securities Purchase Agreement with GHS had occurred prior to the filing of the amended registration statement, and additional closings for three more tranches are contemplated. Lastly, clarify whether your reference to "as well as Warrants to purchase Common Stock" means that you are registering any Warrants for resale.

2.   You disclose that "[t]he price at which the Selling Stockholders may sell their shares will be at a fixed price of $0.40 per share or, if we are quoted on the OTCQB, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices." Clarify whether this applies to the resale of the shares GHS will receive under the Equity Financing Agreement.

3.   Please disclose here that GHS Investments, LLC is an underwriter. For guidance, refer to Securities Act Compliance and Disclosure Interpretation 139.13.

4.   Please correct your disclosure indicating that the company may submit puts under the Equity Financing Agreement through December 31, 2022 or until $15.0 million in shares have been the subject of a Purchase Notice. In this regard, the Equity Financing Agreement and disclosure elsewhere in the prospectus indicate that puts may be delivered until 24 months after effectiveness of the registration statement or the date on which GHS has purchased an aggregate of $15.0 million worth of common stock. In addition, clarify under "The Offering" section on page 4 whether you intend for the offering to terminate on the earlier of the sale of all the shares being registered or December 31, 2022.

Equity Financing Agreement and Registration Rights Agreement with GHS, page 2

5.   You disclose throughout the prospectus that the Equity Financing Agreement with GHS was entered into on March 4, 2022. The Equity Financing Agreement filed as Exhibit 10.8 indicates the agreement is dated March 9, 2022. Please reconcile these dates.

Selling Stockholders, page 21

6.   Please revise the table to list each selling stockholder separately. For shares beneficially owned by a selling stockholder that are not currently outstanding, provide footnote disclosure that details the number of shares beneficially owned and being offered upon conversion of Series C Preferred Stock, upon exercise of warrants and pursuant to the Equity Financing Agreement, as applicable.

Plan of Distribution, page 40

7.   Please revise your plan of distribution to be consistent with the disclosure on the prospectus cover page regarding the securities being registered and how and at what price they will be sold.

8.   Please disclose any short selling of the company's securities or other hedging activities that GHS may or has engaged in, including prior to entering into the Equity Financing Agreement and prior to the receipt of any shares pursuant to the terms of the agreement.

9.   Please clarify how the provisions of Regulation M may prohibit GHS and any other participants in the distribution of the company's securities from:
   • engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
   • purchasing shares in the open market while the equity line is in effect.

Exhibits

10.   Please revise the exhibit index to provide more detailed information about each exhibit so that investors may more easily identify what has been filed as an exhibit. For example, where appropriate, identify the parties to and dates of the agreements. In this regard, you list three exhibits as "Employment Agreement," two exhibits as "Common Stock Purchase Warrants" and two exhibits as "Securities Purchase Agreement." These are just examples.

11.   In addition, please file all material portions of the agreements. For example, the Securities Purchase Agreements filed as Exhibit 10.6 and 10.7 do not contain the signature pages of the counterparties. Without these signatures pages, there is no indication who the counterparties are or the subscription amount.

12.   Please file an updated legality opinion that opines on the shares being registered in the revised offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney, Esq.